Exhibit 12
BB&T Corporation
Earnings To Fixed Charges (1)

	Six Months
	Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010

	(Dollars in millions)
Earnings:
Income before income taxes	$1,369	$1,522	$3,127	$3,284	$2,945	$1,732	$1,055
Plus:
Fixed charges	397	431	843	967	1,130	1,442	1,855
Distributions from equity method investees	6	5	9	9	6	7	2
Less:
Capitalized interest	1	―	1	―	―	―	―
Income from equity method investees, net	(3)	1	―	9	3	3	7
Earnings	1,774	1,957	3,978	4,251	4,078	3,178	2,905

Less:
Interest on deposits	110	120	239	301	429	610	917
Earnings, excluding interest on deposits	$1,664	$1,837	$3,739	$3,950	$3,649	$2,568	$1,988

Fixed charges:
Interest expense	$358	$393	$768	$891	$1,060	$1,378	$1,795
Capitalized interest	1	―	1	―	―	―	―
Interest portion of rent expense	38	38	74	76	70	64	60
Total fixed charges	397	431	843	967	1,130	1,442	1,855
Less:
Interest on deposits	110	120	239	301	429	610	917
Total fixed charges, excluding interest on deposits	287	311	604	666	701	832	938

Dividends/accretion on preferred stock (2)	97	107	199	211	87	―	―

Total fixed charges and preferred dividends	$494	$538	$1,042	$1,178	$1,217	$1,442	$1,855

Total fixed charges and preferred dividends, excluding interest on deposits	$384	$418	$803	$877	$788	$832	$938

Earnings to fixed charges:
Including interest on deposits	4.47x	4.54x	4.72x	4.40x	3.61x	2.20x	1.57x

Excluding interest on deposits	5.80x	5.91x	6.19x	5.93x	5.21x	3.09x	2.12x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.59x	3.64x	3.82x	3.61x	3.35x	2.20x	1.57x

Excluding interest on deposits	4.33x	4.39x	4.66x	4.50x	4.63x	3.09x	2.12x

(1)	Prior periods have been revised to reflect the adoption of new accounting guidance related to investments in qualified affordable housing projects.
(2)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.